Exhibit 99.1

press release

ArcelorMittal invests $25 million in Form Energy

Agreement concludes second investment in ArcelorMittal’s XCarb™ innovation fund

22 July 2021, 13:30 CET

ArcelorMittal (‘the Company’) today announces it has completed its second investment in the Company’s recently launched XCarb™ innovation fund, serving as lead investor in Form Energy’s $200 million Series D financing round, with a $25 million equity injection.

Form Energy, which was founded in 2017 is working to accelerate the development of its breakthrough low-cost energy storage technology to enable a reliable, secure, and fully-renewable electric grid year-round. It has recently unveiled a new iron-air battery which is: low-cost (approximately one-tenth the cost of lithium-ion battery technology); has multi-day reliability (100-hour duration hence overcomes the intermittent nature of renewable energy generation); scalable; and can be sited anywhere.

Alongside the $25 million investment, ArcelorMittal and Form Energy have signed a joint development agreement to explore the potential for ArcelorMittal to provide iron, tailored to specific requirements, to Form Energy as the iron input into their battery technology.

Commenting, Greg Ludkovsky, global head of research and development, ArcelorMittal, said:

“Form Energy is at the leading edge of developments in the long-duration, grid-scale battery storage space. The multi-day energy storage technology they have developed holds exciting potential to overcome the issue of intermittent supply of renewable energy. They are exactly the kind of ambitious and innovative company we are seeking to invest in through our XCarb™ innovation fund.

“In addition to our investment, there are obvious synergies we are exploring with them. These include from ArcelorMittal supplying iron for their battery solutions, through to the potential their batteries hold to deliver us a permanent, reliable supply of renewably generated energy for our steel plants, therefore helping us in our journey to transition to carbon-neutral steelmaking.”

Mateo Jaramillo, CEO and co-founder of Form Energy, added:

“This is an extremely exciting time at Form Energy and we are pleased to welcome ArcelorMittal as a business partner and investor. ArcelorMittal is a world’s leading steel and mining company and this investment demonstrates their commitment to innovation and deep decarbonization. We appreciate their confidence in our team and in our technology as we work to reshape the global electric system to enable a clean energy future.”

The investment is the second ArcelorMittal has made in its XCarb™ innovation fund since its launch in March 2021. It follows an initial $10 million investment in Heliogen, a renewable energy technology company which focuses on ‘unlocking the power of sunlight to replace fossil fuels’, on 8 June.

The XCarb™ innovation fund – in which ArcelorMittal anticipates investing up to $100 million a year - is designed to invest in companies which are developing technologies which have the potential to support and accelerate the transition to carbon-neutral steelmaking. It was launched as part of ArcelorMittal’s wider XCarb™ initiative, which will ultimately encompass all the Company’s efforts to progress to carbon-neutrality.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
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E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com